March 13, 2009
Mr. Max A. Webb, Special Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Bob Evans Farms, Inc.
File Number: 000-1667
Form 10-K for the fiscal year ended April 25, 2008
Schedule 14A filed July 29, 2008
Dear Mr. Webb:
     Bob Evans Farms, Inc. (the “Company,” “we,” or “us”) has received the comment letter of the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) dated January 16, 2009, with respect to our filings stated above. Set forth below are our responses to the staff’s comments. For convenience of reference, our responses follow the related comment.
Schedule 14A
Compensation Discussion and Analysis, page 18
     1. It appears that you benchmark using three different sets of benchmark companies: (i) the 100 companies in the annual Hay Group Chain Restaurant Compensation Association Survey, (ii) the 803 companies from the Towers Perrin Executive Compensation Database and (iii) companies listed on page 19. Please revise your executive compensation disclosure in future filings to identify the companies in the two separate surveys used if they were a material component of your executive compensation consideration.
     The Compensation Committee of our Board of Directors reviews and uses the surveys identified in (i) and (ii) above in varying ways. The Compensation Committee uses the Towers Perrin survey cited in (ii) above merely to gain a general understanding of current compensation practices for our executive officers whose jobs are not specific to the restaurant industry. We understand that the use of the survey in this fashion does not constitute “benchmarking” under SEC guidance, and thus disclosure of the component companies in the Towers Perrin survey is not required. In our future filings, we will revise our disclosure to clarify how our Compensation Committee uses the Towers Perrin survey.

Securities and Exchange Commission
March 13, 2009

     Our Compensation Committee seeks to establish our executive officer compensation within a range of 15% above or below the median compensation for comparable positions at restaurant companies. The Hay Group survey permits the Compensation Committee to easily see and review these medians. The Hay Group survey, however, is not used to specifically set compensation at a certain level, and only serves as a guide to the Compensation Committee so it can see the range of pay for the restaurant industry as a whole. The compensation of our executive officers is not always within the 15% range of the median and may be higher or lower depending on individual considerations, such as Company performance, individual performance, the individual’s current and potential future roles with the Company and whether the individual’s compensation is fair and equitable compared to our other officers.
     Further, disclosing the names of the component companies in the Hay Group survey does not accurately reflect the way the survey is compiled. The companies that respond may choose to answer all or some of the questions. For example, a large percentage of the companies may provide CEO pay data, yet only half may provide data for the CFO, while the other half provides compensation for another senior executive. Also, because structures at companies differ, comparable position information is often not available from the survey. Listing the names of the companies in the Hay Group survey would make it appear as though each company’s compensation practices are fully reflected in the survey results and considered by the Compensation Committee, but in reality they are not and this could mislead our investors.
     Our Compensation Committee does not know or consider material the names of the individual companies in the Hay Group survey. The survey’s purpose is to provide a restaurant industry-wide view of compensation levels for various positions and, thus, the Compensation Committee does not believe the specific companies in the survey are relevant in this sense. If the names of the component companies are not material to the Compensation Committee in their deliberations, we respectfully submit that the companies names are not material to investors. Further, if we disclose the names of the companies, we could mislead our investors by giving the appearance that the identities of the companies were considered by, and material to, the Compensation Committee. Because the component companies are not known to the Compensation Committee, in our future filings we will state that fact and will continue to provide demographic data for the companies generally. If, in the future, the Compensation Committee becomes aware or reviews the specific companies in the survey, we will disclose these companies by name in an appendix to our proxy statement.
     2. In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets that must be achieved in order for your executive officers to earn their annual, cash bonus and long-term incentive compensation. We note your belief that disclosure of all the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. Please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General

Securities and Exchange Commission
March 13, 2009

statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.
     In our future filings we will revise our CD&A to disclose, to the extent used, performance targets related to Project BEST Way, total food products net pounds sold, and annualized sales for new restaurants. However, we continue to believe that the disclosure of targets related to the operating income of our Bob Evans Restaurants and Mimis Café concepts and of our margin improvements in these restaurant concepts would result in competitive harm to our business.
     We have not and do not publicly disclose the operating income of our restaurant concepts separately, and only disclose the consolidated operating income of our entire restaurant segment. We believe this is common in the industry, and this approach is taken by several of our key competitors. Disclosure of the operating income of each of our restaurant concepts and related margin improvements in the costs of sales and labor for each concept would give our competitors sensitive information about us that we do not have, and are not able to obtain, about them.
     Additionally, we are currently implementing measures at our restaurants to reduce margins and food costs and increase our operating income. We do not know what these measures will yield, but we hope for significant benefits. This hope for significant improvement is reflected in our targets. Targets, by their definition, are designed to incentivize our employees to achieve. Disclosing targets related to each of our restaurant concepts individually could potentially mislead investors by highlighting aspirational numbers for each concept, which do not necessarily reflect the results we expect. Drawing attention to these goals per concept could give investors the wrong impression and lead them to develop unrealistic expectations for the performance of each of our concepts.
     In our performance-based compensation, we have used restaurant specific goals because they tie the performance of certain executives more closely to the concept for which they are responsible. It would cause us substantial harm if this desire to accurately compensate our executives resulted in required disclosure of sensitive information which our competitors, due to the structure of their bonus or incentive plans, do not disclose. We respectfully request that the staff acknowledge this harm and permit us to continue to omit concept specific operating income and margin improvement targets from our CD&A. In our CD&A, we will continue to discuss how difficult and how likely it would be to achieve the undisclosed targets.
     As requested in the staff’s letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
March 13, 2009

     We hope that the above responses to the staff’s comments are satisfactory. Should you require any further information or have questions regarding the Company’s responses, please do not hesitate to call me at (614) 492-4935.

Very truly yours,
/s/ Mary L. Garceau
Mary L. Garceau
Vice President, General Counsel and Corporate Secretary

cc:	Jason L. Hodges, Vorys, Sater, Seymour and Pease LLP